CONSENT OF JAMES S. VOORHEES	EXHIBIT 23.5

TO THE BOARD OF DIRECTORS OF GLAMIS GOLD LTD.

I consent to the incorporation by reference in this registration statement of Glamis Gold Ltd. on Form S-8 of the report, that was prepared under my direct supervision regarding certain mineable reserves and contained ounces of gold of Glamis Gold Ltd., which is described under the heading “Summary of Reserves and Other Mineralization-Proven and Probable Mineable Reserves” in Glamis Gold Ltd.’s Annual Information Form for the year ended December 32, 2003, which appears in the Annual Report on Form 40-F of Glamis Gold Ltd. that was filed on March 17, 2004.

DATED this 28th day of June, 2004.

/s/ James S. Voorhees

JAMES S. VOORHEES